NR06-06

September 18, 2006

International Tower Hill Launches New Corporate Website

International Tower Hill Mines Ltd. (“ITH” or the “Company”) – (TSX Venture:  ITH, OTCBB:  ITHMF, Frankfurt: IW9), is pleased to announce the launch of its new corporate website: www.internationaltowerhill.com.  The website will be updated regularly, and provides background information on management, property profiles, a site video of the Terra project, project photo tours and the latest corporate marketing information.

“This website provides our investors and other members of the public with comprehensive and up-to-date information that reflects the ongoing development of our business”, said Tony Drescher, President.  “We strongly encourage a complete review of the website and request that you provide your contact information to automatically receive regular updates on the Company’s progress by email”.

International Tower Hill Mines Ltd. is an Alaskan focused resource exploration company that controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of

INTERNATIONAL TOWER HILL MINES LTD.

“Anton J. Drescher” (signed)

Anton J. Drescher,

President and Chief Executive Officer

Contact Information:

Quentin Mai

Email:  qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (604) 683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.